

May 7, 2013

Mr. Douglas J. Glenn
President and Chief Executive Officer
Hampton Roads Bankshares, Inc.
999 Waterside Drive, 2nd Floor
Norfolk, VA 23510

Re: Hampton Roads Bankshares, Inc.
Registration Statement on Form S-3
File No. 333-187890
Filed April 12, 2013

Dear Mr. Glenn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Incorporation By Reference, page 3

1. Revise to include your recently filed Forms 8-K dated 4/17, 4/18, and 5/2/2013. In this regard, add a note below the bullets as follows: information furnished under Items 2.02 or 7.01 of our Current Reports on Form 8-K (other than our Current Report on Form 8-K filed with the SEC on April 17, 2013) is not incorporated by reference. Alternately, you can add a recent development section and include the first quarter results.

Form 10-K Filed for the Period Ended December 31, 2012

Item 1. Business, page 1

2. In future filings disclose here or in your MD&A :

    • the risks inherent in your various loan types, noting which are higher risk,
    • the underwriting policies for the loan types, and
    • the interest rate terms, fixed or variable, of your loans.

Market, page 3

3. In future filings expand the discussion of your market area to include material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in your market area.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Table 12: Adequacy of the Allowance for Loan Losses, page 18

4. Please tell us and revise in future filings to indicate how troubled debt restructurings have been considered within the information presented.

Table 15: Nonaccrual Loans, page 20

5. Please provide us with and revise in future filings to provide a rollforward of nonaccrual loans for each of the periods presented. Further, provide us with this information for each quarterly period of fiscal 2012 and the first quarter of fiscal 2013 which details the activity for each respective loan type.

6. Please provide us with and revise the table in future filings to also include information relating to your troubled debt restructurings. These disclosures will supplement the information provided on troubled debt restructurings in Note 5 to the financial statements.

7. Further, please provide us with and revise in future filings to address the following as it relates to troubled debt restructurings:

    • Revise to include a rollforward of activity for troubled debt restructurings for each period presented (i.e.for both accruing and nonaccuring); and
    • Disclose the amount of all troubled debt restructurings charged-off and the amount of any allowance for loan loss allocated to these loans for the periods presented.

Notes to Consolidated Financial Statements

Note (5) Loans and Allowance for Loan Losses

Modifications, page 55

8. Please tell us and revise future filings to discuss whether your troubled debt restructuring (TDR) programs are government or company sponsored and to specifically discuss whether they are short-term or long-term modifications.

9. Please tell us and revise future filings to discuss how loan modifications affect how and when you record loan loss provisions in your allowance for loan losses.

10. Please tell us and revise future filings to disclose the amount of loan loss allowance recorded for troubled debt restructuring. Considering that these loans appear to constitute a significant amount of impaired loans, provide disaggregated disclosure of TDR's within your impaired loan disclosures.

Note(9) Foreclosed Real Estate and Repossessed Assets, page 60

11. Please provide us with and revise future filings to include a rollforward of activity of foreclosed real estate and repossessed assets for the periods presented.

Note (19) Fair Value Measurements, page 70

12. We note the average age of appraisals used to determine the value of collateral dependent loans was 3.82 years as of December 31, 2012. Further, we note the company utilizes an internally developed matrix to assist in the valuation process in determining the value of the collateral. For loans where appraisals are in excess of two years old the loans have been classified as Level 3 while other impaired loans where the appraisal is less than two years, have been classified as Level 2. The Company has continued to recognize significant losses on impaired loans as well as on foreclosed real estate and repossessed assets. Provide us with sufficient detailed information which supports the use of the matrix and the discounting factors considered. The valuations utilized should be evaluated in comparison to the actual losses recorded and the age of the appraisal and its respective discount utilized. For the impaired loans and foreclosed real estate and repossessed assets at December 31, 2011, provide us with sufficient detailed information so that we may have a better understanding of the effectiveness of the matrix in light of the losses recognized in fiscal 2012 on these assets. For these types of assets which were newly impaired and/or were foreclosed upon or repossessed in fiscal 2012, provide us with information to support the valuations and allowances recorded at December 31, 2012. You should also address changes in the assumptions utilized within the matrix during the periods presented and the reason for those changes.

13. It is not clear to us why you believe that your loans should be categorized as level 2 assets considering their unique characteristics and the various assumptions made in determining their fair values, including credit quality. We believe these assets fall under the level 3 category. Please revise future filings accordingly or provide us a detailed explanation of why you believe they should be categorized under level 2.

14. It is not clear to us why you believe that your impaired loans and foreclosed real estate and repossessed assets should be categorized as level 2 considering their unique characteristics and the various assumptions made in determining their fair values, including the numerous assumptions made in the appraisal process. We believe these assets fall under the level 3 category. Please revise future filings accordingly or provide us a detailed explanation of why you believe they should be categorized under level 2.

Item 14. Exhibits

15. Please advise the staff as to why the indentures for the trust preferred are not listed as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or John Nolan, Senior Assistant Chief Accountant at 202-551-3492, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel